INTERNATIONAL GEMINI TECHNOLOGY INC.
#208 — 828 Harbourside Drive,
North Vancouver, British Columbia V7P 3R9
Telephone: (604) 904-8481 Facsimile: (604) 904-9431

May 28, 2004

Dear Shareholders:

For many years we have been seeking, pursuing and investigating business opportunities that once acquired would allow Gemini to return to active, commercial operations and provide some potential liquidity for our shareholders. We have told you several times over the years that we were close, now we can report that barring any unforeseen obstacles that surface in the next 45 days – we will be able to announce that Gemini has entered the hunt for natural resources in North America.

We have been negotiating in two areas where the increased activity in the resource sector has been focused. Both areas have long histories of precious metals discoveries and production. The surge in gold and silver prices in the last 36 months, increased activity in base metals and the continued uncertainties in world currencies lead management to believe that this sector will be active for many years.

We look forward to seeing you at the AGM on June 30 and to reporting more on our attempts to reactivate the company as negotiations and timing permit. Thank you for your continued patience and support.

Yours truly,

INTERNATIONAL GEMINI TECHNOLOGY INC.

“Signed”

Martin Schultz
Director